UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

815065

04028944

May 14, 2004

Thomas C. Daniels
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 5/14/2004

Re: STERIS Corporation

Dear Mr. Daniels:

This is in regard to your letter dated May 4, 2004 concerning the shareholder proposal submitted by the New York City Teachers' Retirement System for inclusion in STERIS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that STERIS therefore withdraws its April 2, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

April 2, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Omission of Stockholder Proposal Regarding Shareholder Proposal Process

Ladies and Gentlemen:

On behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act") in reference to the Company's intention to omit from its 2004 proxy statement and form of proxy (the "2004 Proxy Statement") relating to its Annual Meeting of Shareholders tentatively scheduled for July 28, 2004 (the "2004 Annual Meeting") the Shareholder Proposal (the "Proposal") submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponent") in a letter to the Company dated February 3, 2004. The definitive copies of the 2004 Proxy Statement are currently scheduled to be filed pursuant to Rule 14a-6 on or about June 23, 2004. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of (1) this letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 Proxy Statement is appropriate; and (2) the Proposal, attached hereto as <u>Exhibit A</u>, which the Proponent submitted. By a copy of this letter, we notify the Proponent on behalf of the Company of its intention to omit the Proposal from the 2004 Proxy Statement for the reasons stated below.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait for receipt of the file stamped copy.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MUNICH • NEW DELHI • NEW YORK
PARIS • PITTSBURGH • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Discussion of Reasons for Omission

Rule 14a-8(i)(10) - THE COMPANY INTENDS TO SUBSTANTIALLY IMPLEMENT THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Telular Corp.* (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); *See also Cisco Systems, Inc.* (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and *Intel Corporation* (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In Release No. 34-20091 (Aug. 16, 1983), the Commission provided that a proposal need not be "fully effected" to be excluded under Rule 14a-8(i)(10). In addition, the Commission has taken the position that substantial implementation does not require exact compliance with all terms set forth in a shareholder proposal, so long as the company can demonstrate that its policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Texaco Inc.* (available March 11, 1991) (where the company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

While the Company does not have a written policy in place regarding the evaluation of shareholder proposals, it has been the Board's practice to discuss during its regularly scheduled board meetings any and all shareholder proposals that are made and passed by a majority of the shareholders. Consistent with this practice, following the 2002 Annual Meeting at which a majority of shareholder votes cast supported a shareholder proposal requesting declassification of the Board of Directors referenced in the Proponent's supporting statements, the Board has repeatedly discussed the declassification proposal and contemplated appropriate measures.

As discussed in detail in the letter, dated April 2, 2004, to the Commission from the Company, the Company has a process to implement shareholder proposals, in this case the declassification of the Board. Because the Company intends to take the actions suggested by the shareholder proposal with respect to the declassification to the Board, it is apparent that a so-called "process" as suggested by the shareholder proposal is already in place, and that the process is working to consider and implement, as appropriate, shareholder proposals that are supported by a majority vote.

In addition, the Company anticipates that its Corporate Governance Guidelines will be amended prior to the 2004 Annual Meeting to provide that each shareholder proposal that is approved by a majority of votes cast at an annual meeting is reviewed by one or more management designees, who will schedule a meeting (which may be held telephonically) with the shareholder proponent to obtain any additional information to provide to the Board of Directors for its consideration of the proposal. Following the meeting between the management designee and the proponent, the management designee will present the information to the Board of Directors with its recommendation to the proposal for action consistent with the Company's Amended Articles of Incorporation and Amended Regulations.

The Proposal requests that an independent board committee schedule a meeting with each proponent of a shareholder proposal that has been supported by a majority of votes cast. The Company's practices and procedures utilize a management designee in lieu of a board committee. In both cases, however, the proponent will be engaged in discussions with representatives of the Company, and the Board will have an opportunity to hear the proponent's arguments regarding his or her proposal. Accordingly, because the process being utilized by the Company compares favorably with the process suggested by the Proponent, we believe that the Proponent's goals set forth in the Proposal are satisfied by the Company's practices and procedures, despite the slightly different approach implemented by the Company. Furthermore, it should be noted that pursuant to Section 1701.59 of the Ohio Revised Code, the Board has a fiduciary duty to act in good faith in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In deciding what is in "the best interests of the corporation," Ohio law specifies that a director "shall consider the interests of the corporation's shareholders." The Company believes that Board's past practices have been consistent with its fiduciary duties and the proposed changes to the Guidelines reflect the Board's commitment to perform its duties going forward.

The Company has discussed the issue with the Proponent on March 30 and April 2, 2004. The Proposal seeks essentially the same action that the Company has taken and has committed to take, and it is well established that the Company need not adopt a shareholder proposal exactly as submitted to avail itself to Rule 14a-8(i)(10). *See Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was rendered moot despite the slight differences between the proposal and the company guidelines).

Because the Proposal has been substantially implemented, the Company has requested to have the Proponent voluntarily withdraw the current shareholder proposal. For the reasons set forth above, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE SUPPORTING STATEMENT IS FALSE AND MISLEADING UNDER RULE 14a-8(i)(3) AND CONTAINS FALSE AND MISLEADING STATEMENTS IN VIOLATION OF RULE 14a-9, AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

In the event that the Staff does not agree that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

As stated in the Proposal, the Proponent's motivation for submitting the Proposal requesting the Company to establish an engagement process with the proponents of shareholder proposals is based upon the Company's purported failure to adopt the shareholder proposal that sought the repeal of the classified board, "despite it being supported by majority votes over the past *two* years" (emphasis added). In fact, the proposal was submitted in 2003 for the first time. As written, the Proposal suggests that the Company has not taken any action for two years, which is false and misleading. In addition, as previously discussed, the Board of Directors has already indicated that it intends to take the action suggested by the prior shareholder proposal, relating to the declassification of the Board of Directors. Accordingly, the "Whereas" clause should be deleted under Rules 14a-8(i)(3) and 14a-9.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2004 proxy materials under Rules 14a-8(i)(10) and 14a-8(i)(3). In addition, if the Company may not exclude the Proposal under either of these rules, the Company believes it may omit the "Whereas" clause referenced above as false and misleading under Rules 14a-8(i)(3) and 14a-9, and if such paragraph is not amended or deleted, that it may omit the entire Proposal.

This letter is being filed now in order to comply with the requirement set forth in Rule 14a-8(j)(1) that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

Because the Company intends to mail its 2004 Proxy Statements on or about June 23, 2004, the Staff's prompt attention to this request for exclusion would be greatly appreciated. Of course, if the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

EXHIBIT A

SHAREHOLDER PROPOSAL

Majority Votes Protocol

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not adopted the shareholder proposal, which sought the repeal of the classified board , despite it being supported by majority votes over the past two years;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy establishing an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should consider including the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.

- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

125,600 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

32,600 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10043

February 3, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

22,700 shares of **STERIS CORPORATION**

continuously for the period February 3, 2003 through February 3, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

May 4, 2004

Withdrawal of No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: STERIS Corporation: Withdrawal of April 2, 2004 Request on Omission of Stockholder Proposal Regarding Board Declassification

Ladies and Gentlemen:

On April 2, 2004, on behalf of our client, STERIS Corporation, an Ohio corporation (the "Company"), we requested confirmation from the staff of the Division of Corporate Finance (the "Staff") that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its 2004 proxy statement and form of proxy a shareholder proposal and statement in support thereof (the "Proposal") received from New York City Teachers' Retirement System (the "Proponent"), which requested that the Board of Directors of the Company "take all necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes."

Enclosed is a letter, dated April 23, 2004, from Kenneth B. Sylvester, a representative of the Proponent, voluntarily withdrawing the Proposal. In reliance on this letter and on behalf of the Company, we wish to withdraw our request that the Staff concur in our position on the Company's ability to exclude the Proposal pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) under the Securities Exchange Act of 1934.

If the Staff has any questions regarding this matter, please contact me or Mark McGinley, the General Counsel of the Company, at (440) 392-7056, at your convenience.

Very truly yours,

Thomas C. Daniels

Thomas C. Daniels

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
Mark D. McGinley, General Counsel of STERIS Corporation

CHI-1412834v1

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

April 23, 2004

Mr. Mark D. McGinley
Vice President, General Counsel and Secretary
STERIS Corporation
Legal Department
5960 Heisley Road
Mentor, Ohio 44060

Re: New York City Teachers' Retirement System's Proposal to Repeal the Classified Board

Dear Mr. McGinley:

By way of a letter dated February 3, 2004, and attachments thereto, I submitted to you, on behalf of the Comptroller of the City of New York, William C. Thompson, Jr., a proposal of the New York City Teachers' Retirement System (the "System") requesting the Board of Directors of STERIS Corporation to take the steps necessary to declassify the Board and establish annual elections of all directors.

In your letter, dated April 7, 2004, you informed me that the Board of Directors has advised that it intends to propose to shareholders, at the upcoming annual meeting, an amendment that would provide for the annual election of all directors. We are pleased that the Board of Directors has decided to take this action.

Based on the Board's decision to propose to shareholders, at the 2004 annual meeting, the repeal of the classified board and the annual election of all directors, I hereby withdraw the System's proposal.

Very truly yours,

Kenneth B. Sylvester